UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Sequans Communications S.A.

France            001-35135             20-1476299

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Les Portes de la Défense, 15-55 Boulevard Charles de Gaulle, 92700, Colombes, France.
(Address of principal executive offices)

Deborah Choate. Chief Financial Officer. +33 170 721600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Item 1.01    Conflict Minerals Disclosure and Report

Sequans Communications S.A. is a leader in the fabless semiconductor business and a developer and supplier of integrated circuits supporting single-mode LTE chipset solutions and certain system-in-package modules.

This Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (see Exhibit 1.02 to this Form SD) are posted to the publicly available Internet site www.sequans.com (follow the http://www.sequans.com/investors/corporate-governance/ link) upon the filing of this Form SD.

Item 1.02    Exhibit

The Company’s Conflict Minerals Report required by Item 1.01 is attached as Exhibit 1.01.

Item 2.01    Exhibits

1.01    Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEQUANS COMMUNICATIONS S.A.
(Registrant)

Deborah Choate	May 16, 2019
By: Deborah Choate	(Date)
Chief Financial Officer